RELIANCE Natural Resources
Anil Dhirubhai Ambani Group



Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

May 15, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated May 15, 2010, on the outcome of the Board meeting held to consider audited results of the Company for the year ended March 31, 2010.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

5/24

RELIANCE Natural Resources

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

May 15, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Audited Accounts for the year ended March 31, 2010**

In continuation of our letter dated May 8, 2010, we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended March 31, 2010.

We enclose a statement showing the financial particulars for the year ended March 31, 2010 and would request you kindly to bring the aforesaid information to the notice of your members.

We also enclose a statement of appropriation pursuant to clause 20 of the Listing Agreement.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl : as above.

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

May 15, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax: 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Audited Accounts for the year ended March 31, 2010**

In continuation of our letter dated May 8, 2010, we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended March 31, 2010.

We enclose a statement showing the financial particulars for the year ended March 31, 2010 and would request you kindly to bring the aforesaid information to the notice of your members.

We also enclose a statement of appropriation pursuant to clause 20 of the Listing Agreement.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl : as above.

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Audited Financial Results for the year ended March 31, 2010

(Rs. Lakhs)

Sr.No.	Particulars	Standalone		Consolidated	
		31-03-2010 Audited	31-03-2009 Audited	31-03-2010 Audited	31-03-2009 Audited
1	(a) Income from operations	**29,838.76**	27,001.59	**29,838.76**	27,001.59
	(b) Other operating Income	-	-	-	-
	Total Operating Income	**29,838.76**	27,001.59	**29,838.76**	27,001.59
2	**Expenditure**				
	(a) Cost of operations	**26,244.06**	22,005.82	**26,244.06**	22,005.82
	(b) Employee Cost	**556.88**	478.85	**556.88**	478.85
	(c) Depreciation (net)	**9.33**	5.99	**9.33**	5.99
	(d) Other Expenditure	**1,928.09**	2,486.57	**2,103.94**	2,535.94
	(e) Total Expenditure	**28,738.36**	24,977.23	**28,914.21**	25,026.61
3	Profit from operations before Other Income and Interest	**1,100.40**	2,024.36	**924.55**	1,974.98
4	Other Income (net)	**16,762.86**	14,677.19	**18,681.88**	14,894.32
5	Profit before Interest	**17,863.26**	16,701.55	**19,606.43**	16,869.30
6	Interest and Finance charges	**8,886.95**	9,513.32	**8,886.95**	9,513.32
7	Profit before tax	**8,976.31**	7,188.23	**10,719.48**	7,355.98
8	Provision for taxes				
	- Current Tax	**1,616.25**	170.06	**1,616.25**	170.18
	- Fringe Benefit Tax	-	11.54	-	11.54
	- Deferred Tax Liabilities / (Asset)	**28.01**	19.61	**28.01**	19.61
9	Net Profit for the year before Minority Interest	**7,332.05**	6,987.02	**9,075.22**	7,154.65
10	Share of Profit/(Loss) Minority Interest			**(0.10)**	-
11	Net Profit for the year after Minority Interest	**7,332.05**	6,987.02	**9,075.32**	7,154.65
12	Paid up Equity Share Capital (Face Value Rs. 5 per Share)	**81,656.52**	81,656.52	**81,656.52**	81,656.52
13	Reserves excluding revaluation reserve	**105,692.98**	98,360.93	**107,602.19**	98,526.87
14	Earnings per share				
	- Basic (Rs.)	**0.45**	0.43	**0.56**	**0.44**
	- Diluted (Rs.)	**0.45**	0.43	**0.56**	**0.44**
15	Public shareholding -				
	- Number of shares	**737,522,280**	737,522,280	**737,522,280**	**737,522,280**
	- Percentage of shareholding	**45.16**	45.16	**45.16**	**45.16**
16	Promoter and promoter group shareholding				
	a) Pledged/Encumbered				
	- Number of shares	-	-	-	-
	- Percentage of shares (as a % of shareholding of promoter and promoter group)	-	-	-	-
	- Percentage of shares (as a % of total share capital of the company)	-	-	-	-
	b) Non-encumbered				
	- Number of shares	**895,608,142**	895,608,142	**895,608,142**	**895,608,142**
	- Percentage of shares (as a % of shareholding of promoter and promoter group)	**100.00**	100.00	**100.00**	100.00
	- Percentage of shares (as a % of total share capital of the company)	**54.84**	54.84	**54.84**	54.84

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company has approved the standalone and consolidated financial results for the year ended March 31, 2010 at their Meeting held on May 15, 2010.

2. There were no exceptional / extra-ordinary items during the quarter / year ended March 31, 2010.

3. As the Group operates in only one segment, namely, Fuel Handling and Processing, no separate Segment Report is prepared.

4. Other Income (net) includes income from dividend, interest, profit on sale of investments and foreign exchange gain/(loss).

5. During the year, the company has sold 100% shareholding in Reliance Cementation Private Limited and has earned a profit of Rs. 3,161.73 Lakhs.

6. Depreciation for the year ended March 31, 2010 charged to Profit & Loss account has been shown net of recovery of Rs.530.36 Lakhs (Rs. 645.20 Lakhs for the corresponding previous year).

7. Information on Investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2010: opening: Nil; received 17, disposals 17, closing Nil.

8. Figures of the previous year have been regrouped / reclassified wherever considered necessary,

For and on behalf of the Board of Directors



Place: Mumbai
Date: May 15, 2010

Anil D. Ambani
Chairman

Board Meeting Date : May 15, 2010 Place : Mumbai

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of Company Reliance Natural Resources Limited

Company Code 532709 **For the year ended** March 31, 2010

		Current Year 2009 / 2010 (Rs. in Lakhs)	Previous Year 2008 / 2009 (Rs. in Lakhs)
1.	Total Turnover and other Receipts	46,601.62	41,678.78
2.	Gross Profit	17,872.59	16,707.54
	(Before deducting any of the following)		
	(a) Interest	8,886.95	9,513.32
	(b) Depreciation	9.33	5.99
	(c) Tax Liability	1,644.26	201.21
	(d) Others, if any	----	----
3.	Net Profit available for appropriation	7,332.05	6,987.02
4.	Net Profit / Loss		
	(a) Add :		
	B/fd. from Last Year's Balance	16,541.29	9,554.27
	(b) Other adjustment, if any,		
	Less :		
	(i) Statutory Reserves and Other Appropriation (net)	Nil	Nil
	Less : Transferred to		
	(i) General Reserve	Nil	Nil
	(ii) Debenture Redemption Reserve	Nil	Nil
5.	Dividend	Nil	Nil
	Corporate Tax on Dividend	Nil	Nil
6.	Balance Carried Forward	23,873.34	16,541.29
7.	Particulars of proposed Rights/Bonus/Shares/ Convertible Debenture issue	Nil	Nil

8. Date from which the Dividend is payable : Not applicable.